SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G/A	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.  3)*

UNIVERSAL ACCESS GLOBAL HOLDINGS INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

91336M 20 4

(CUSIP Number)

August 19, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91336M 20 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 103,330

	6.	Shared Voting Power 60,697

	7.	Sole Dispositive Power 103,330

	8.	Shared Dispositive Power 60,697

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 164,027

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 1.43%

12.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pommer Family Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 50,000

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 50,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) .44%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Universal Access Global Holdings Inc.
	(b)	Address of Issuer's Principal Executive Offices 233 South Wacker Drive, Suite 600 Chicago, IL 60606

Item 2.
	(a)	Name of Person Filing Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust Pommer Family Limited Partnership (“PFLP”)
	(b)	Address of Principal Business Office or, if none, Residence 20 Country Lane Northfield, IL 60093
	(c)	Citizenship PFLP is a Delaware limited partnership and Robert J. Pommer, Jr. is a citizen of the United States.
	(d)	Title of Class of Securities Common stock, par value $.01 per share
	(e)	CUSIP Number 91336M 20 4

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: (1) by Robert J. Pommer, Jr.: 164,027 shares of Common Stock* (2) by PFLP: 50,000 shares of Common Stock

*Amount beneficially owned by Robert J. Pommer, Jr. includes 100,387 shares held as Trustee of the Robert J. Pommer, Jr. Declaration of Trust; 2,942 shares held by Robert J. Pommer, Jr., individually; and 9,977 shares held by Mr. Pommer’s wife, Elizabeth Pommer, as Trustee of the Elizabeth M. Pommer Declaration of Trust, dated December 31, 1999.  Also includes 340 shares held by Mr. Pommer’s father as custodian for Mr. Pommer’s minor son, who shares Mr. Pommer’s household, under the Uniform Transfers to Minors Act and 380 shares held by Mr. Pommer’s father as custodian for Mr. Pommer’s minor daughter, who shares Mr. Pommer’s household, under the Uniform Transfers to Minors Act, to which voting and dispositive power is exercised by Mr. Pommer’s father.  Mr. Pommer otherwise disclaims beneficial ownership of these 720 shares. As general partner of PFLP, Mr. Pommer has the power to vote or direct the vote and to dispose or direct the disposition of 50,000 shares of Common Stock held by PFLP.

(b)	Percent of class: (1) by Robert J. Pommer, Jr.: 1.43% (2) by PFLP: 0.44%
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote (1) Robert J. Pommer, Jr.: 103,330 (2) PFLP: 0
	(ii)	Shared power to vote or to direct the vote (1) Robert J. Pommer, Jr.: 60,697* (2) PFLP: 50,000
	(iii)	Sole power to dispose or to direct the disposition of (1) Robert J. Pommer, Jr.: 103,330 (2) PFLP: 0
	(iv)	Shared power to dispose or to direct the disposition of (1) Robert J. Pommer, Jr.: 60,697* (2) PFLP: 50,000

* Mr. Pommer disclaims beneficial ownership as to 720 shares as described in Item 4(a) above.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable

Item 8.	Identification and Classification of Members of the Group

The Reporting Persons may be deemed to be a “group” for the purposes of Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other person on whose behalf this statement is filed constitute a “group.”  The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a “group” consisting of one or more of such persons.  A copy of the Agreement Relating to Joint Filing of Schedule 13G is attached hereto.

Item 9.	Notice of Dissolution of Group
Not applicable

Item 10.	Certification
Not applicable

Signature

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

August 19, 2003
Date
/S/ Robert J. Pommer, Jr.
Signature
Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust
Name/Title

Pommer Family Limited Partnership
/S/ Robert J. Pommer, Jr.
Signature
Robert J. Pommer, Jr. General Partner
Name/Title

AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G/A

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that a single Schedule 13G (or any amendment thereof) relating to the Common Stock of Universal Access Global Holdings Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G (or any amendment thereof), provided that, as contemplated by Section 13d-1(k)(1)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a “group” consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

FEBRUARY 14, 2002
Date
/s/ Robert J. Pommer, Jr.
Signature
Robert J. Pommer, Jr., individually and as Trustee of the Robert J. Pommer, Jr. Declaration of Trust
Name/Title

Pommer Family Limited Partnership.
/s/ Robert J. Pommer, Jr.
Signature
Robert J. Pommer, Jr. General Partner
Name/Title